UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 20, 2022 titled “GeoPark Announces Third Quarter 2022 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES THIRD QUARTER 2022 OPERATIONAL UPDATE

GROWING PRODUCTION WITH HIGH-IMPACT EXPLORATION DRILLING UNDERWAY

DELEVERAGING & ACCELERATING SHAREHOLDER RETURNS

Bogota, Colombia – October 20, 2022 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator today announces its operational update for the three-month period ended September 30, 2022 (“3Q2022”).

All figures are expressed in US Dollars. Growth comparisons refer to the same period of the prior year, except when otherwise specified.

Accelerating Production Growth

•	Consolidated oil and gas production up 8% to 38,396 boepd[1]

•	13 rigs operating in October 2022, including 8 drilling rigs

•	Currently producing approximately 40,000 boepd

•	On track to reach 2022 full-year guidance of 38,500-40,500 boepd

Llanos Basin: Growing Production and Drilling High-Potential Prospects

Llanos 34 block (GeoPark operated, 45% WI):

•	Added a third drilling rig in 3Q2022

•	Average gross production up 3% to 57,707 bopd

CPO-5 block (GeoPark non-operated, 30% WI):

•	Indico 6 development well was spudded in September 2022 and reached total depth in October 2022

- Preliminary logging information indicated 201 feet of net pay in the Ubaque formation

- Initial production tests of 3,800 bopd of light oil

•	Cante Flamenco 1 exploration well spudded in June 2022 and reached total depth in August 2022

- Preliminary logging information indicated 40 feet of net pay in the Mirador formation

- Initial production tests of 170 bopd

- Well intervention activities planned in 4Q2022 targeting increased production rates

•	Apterix 1 exploration well, in the southern part of the block, was unsuccessful

•	Drilling rig moving to drill the Indico 7 development well

Llanos 87 block (GeoPark operated, 50% WI):

•	Currently drilling the Tororoi 1 exploration well

•	Civil works underway targeting drilling of 1-2 additional exploration prospects in 4Q2022

Llanos 94 block (GeoPark non-operated, 50% WI):

•	Currently drilling the Humea 1 exploration well

Oriente Basin: New Drilling Success

Espejo block (GeoPark operated, 50% WI):

•	Pashuri 1 exploration well was spudded in September 2022 and reached total depth in October 2022

- Preliminary logging and other relevant information indicated hydrocarbons in the Napo formation

- Completion activities currently underway with production tests to initiate in October 2022

______________

1 Percentages are calculated adjusting for divestments in Argentina in 3Q2021.

Putumayo Basin: Drilling Attractive Short-Cycle Prospects

Platanillo block (GeoPark operated, 100% WI):

•	Alea NW 1 exploration well was spudded in September 2022 and reached total depth in October 2022

- Preliminary logging information indicated hydrocarbons in the U and N formations

- Initial production tests in the U formation of 445 bopd

•	Civil works underway targeting to drill one additional exploration prospect in 4Q2022

•	Production and operations were affected for 38 days in 3Q2022 due to blockades

2022 Work Program: Strong Cash Flow Generation

•	Self-funded 2022 capital expenditures program of $200-220 million

•	Assuming $90-100 per bbl Brent[2], GeoPark expects to generate a free cash flow of $250-280 million[3], equivalent to a 33-37% free cash flow yield[4]

•	Free cash flow funding incremental capital projects, debt reduction, increased shareholder returns and other corporate purposes

Debt Reduction and Balance Sheet Strengthening

•	Fully redeemed the remaining $67 million principal of the 2024 Notes in September 2022

•	Reduced gross debt by $170 million since January 1, 2022 (or $275 million since April 2021)

•	Cash-in-hand of $91 million[5] as of September 30, 2022 (after redeeming the 2024 Notes)

Returning More Value to Shareholders

•	Quarterly Dividend of $0.127 per share, or $7.5 million, paid on September 8, 2022, representing an annualized dividend of approximately $30 million (or $0.508 per share), a 4% dividend yield[6]

•	Acquired 1.9 million shares, or 3% of total shares outstanding for $24.4 million since January 1, 2022 ($3.0 million in 1Q2022, $6.3 million in 2Q2022 and $15.1 million from July 1, 2022 to date)

Upcoming Catalysts

•	Drilling 15-18 gross wells in 4Q2022, targeting development, appraisal, and exploration projects in the Llanos and Putumayo basins in Colombia and in the Oriente basin in Ecuador

•	Exploration drilling includes 3-4 wells in new blocks in the Llanos basin, 1 well in the Putumayo basin and 1 well in the Oriente basin in Ecuador

•	GeoPark capital allocation process currently underway with 2023 work program and investment guidelines to be released in November jointly with 3Q2022 results

_______________

2 Brent oil price assumption corresponds to October to December 2022.

3 Free cash flow is used here as Adjusted EBITDA less income tax, capital expenditures and mandatory interest payments.

4 Calculated using GeoPark’s average market capitalization from July 1 to October 18, 2022.

5 Unaudited.

6 Annualized and calculated using GeoPark’s market capitalization from July 1 to October 18, 2022.

Breakdown of Quarterly Production by Country

The following table shows production figures for 3Q2022, as compared to 3Q2021:

	3Q2022			3Q2021
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	33,338	33,275	378	31,565	+6%
Chile	2,425	387	12,228	2,354	+3%
Brazil	1,439	19	8,520	1,791	-20%
Ecuador	1,194	1,194	-	-	-
Argentina[b]	-	-	-	2,149	-
Total (as reported)	38,396	34,875	21,126	37,859	+1%
Total (pro forma)[c]	38,396	34,875	21,126	35,710	+8%

a)	Includes royalties paid in kind in Colombia for approximately 911 bopd in 3Q2022. No royalties were paid in kind in Brazil, Chile or Ecuador. Production in Ecuador is reported before the Government’s production share of approximately 483 bopd.

b)	Argentina blocks were divested on January 31, 2022.

c)	Pro forma production in 3Q2021 excludes production from divested blocks in Argentina (completed in January 2022).

Quarterly Production

(boepd)	3Q2022	2Q2022	1Q2022	4Q2021	3Q2021
Colombia	33,338	34,253	33,738	32,002	31,565
Chile	2,425	2,358	2,279	2,162	2,354
Brazil	1,439	1,695	1,815	1,822	1,791
Ecuador	1,194	634	290	-	-
Argentina	-	-	604	1,942	2,149
Total [a]	38,396	38,940	38,726	37,928	37,859
Oil	34,875	35,238	34,542	33,205	32,844
Gas	3,521	3,702	4,184	4,723	5,015

a)	In Colombia, production is shown before royalties paid in kind, and in Ecuador it is shown before the Government’s production share.

Oil and Gas Production Update

Consolidated:

Oil and gas production in 3Q2022 was 38,396 boepd. Adjusting for divestments in Argentina (completed on January 31, 2022), consolidated oil and gas production increased by 8% compared to 3Q2021, due to higher production in Colombia, Chile and Ecuador, partially offset by lower production in Brazil. Oil represented 91% and 87% of total reported production in 3Q2022 and 3Q2021, respectively.

Compared to 2Q2022, oil and gas production was 1% lower, mainly due to temporary local blockades in Colombia that reduced 3Q2022 production by approximately 1,100-1,200 boepd, and to a lesser extent, lower gas production in Brazil.

Colombia:

Average net oil and gas production in Colombia increased by 6% to 33,338 boepd in 3Q2022 compared to 31,565 boepd in 3Q2021, resulting from increased production in the Llanos 34 and CPO-5 blocks, partially offset by lower production in the Platanillo block.

Oil and gas production highlights in GeoPark’s main blocks in Colombia:

•	Llanos 34 block net average production increased by 3% to 25,968 bopd (or 57,707 bopd gross) in 3Q2022 compared to 3Q2021

•	CPO-5 block net average production increased by 48% to 5,600 bopd (or 18,667 bopd gross) in 3Q2022 compared to 3Q2021. Production and operations in the CPO-5 block were affected by blockades for 10 days in 3Q2022

•	Platanillo block average production decreased by 31% to 1,505 bopd in 3Q2022 compared to 3Q2021. Production and operations in the Platanillo block were affected by blockades for 38 days in 3Q2022 (approximately 600 bopd of lower production in 3Q2022). The Platanillo block is currently producing 2,500 bopd (including production from the Alea NW 1 well)

Ongoing Activity in the Llanos Basin

Llanos 34 Block

•	Added a third drilling rig that started spudding wells in August 2022

•	Interconnection of the block to Colombia’s national power grid (~70% hydroelectric7) has been fully operational since mid-July 2022

•	Solar photovoltaic plant to be fully operational during 4Q2022

•	The interconnection of the block and the development of renewable energy projects such as the solar photovoltaic plant are key drivers to continue improving the Llanos 34 block’s industry-leading cost and carbon footprint performance, allowing GeoPark to replace a significant portion of the Company’s gas and diesel consumption with renewable energy

CPO-5 Block

•	Indico 6 development well was spudded on September 9, 2022, to a total depth of 10,446 feet

- Preliminary logging information indicated 201 feet of net pay in the Ubaque formation

- Initial production tests showed a production rate of 3,800 bopd of 35 degrees API with a 0.15% water cut (on a restricted 32/64 inch choke)

- Currently executing pressure build-up tests, expecting to resume production within the next few days

•	Cante Flamenco 1 exploration well was spudded on June 19, 2022, to a total depth of 11,807 feet

- Preliminary logging information indicated 40 feet of net pay in the Mirador formation

- Initial production tests showed a production rate of 170 bopd of 15 degrees API with 90% water cut

- Well intervention activities are planned in 4Q2022 targeting an increase in production rates

•	Apterix 1 exploration well, testing an exploration prospect in the southern part of the block, was spudded on August 18, 2022, to a total depth of 8,834 feet

- According to petrophysical logging interpretation, the well encountered reservoir in the Guadalupe formation, with no evidence of hydrocarbons, and the well was abandoned

- The joint venture partners decided to suspend drilling of further wells in the southern part of the block to recalibrate maps and conduct further evaluations with new information obtained from Apterix 1 well

_______________

7 Colombian Ministry of Energy and Mines, Report to Congress, p. 14.

Llanos 87 Block

•	Currently drilling the Tororoi 1 exploration well, total depth expected in November 2022

•	Civil works currently underway targeting drilling of 1-2 additional exploration prospects in 4Q2022

Llanos 94 Block

•	Currently drilling the Humea 1 exploration well, total depth expected in November 2022

Chile:

Average net production in Chile increased by 3% to 2,425 boepd in 3Q2022 compared to 2,354 boepd in 3Q2021, resulting from higher oil production, partially offset by lower gas production due to the natural decline of the fields and limited drilling activities. The production mix was 84% natural gas (vs 88% in 3Q2021) and 16% light oil (vs 12% in 3Q2021).

Brazil:

Average net production in the Manati field in Brazil decreased by 20% to 1,439 boepd in 3Q2022 compared to 1,791 boepd in 3Q2021. Production in Manati was temporarily interrupted for 7 days in September 2022 due to lower gas demand. Production has been gradually recovering since end-September, with current net production of approximately 1,500 boepd.

The production mix was 99% natural gas and 1% oil and condensate in both 3Q2022 and 3Q2021.

Ecuador:

Perico block (GeoPark non-operated, 50% WI)

Average net oil production in Ecuador reached 1,194 bopd in 3Q2022 before the Government’s production share (or 711 bopd after the Government’s share), with production in the quarter being affected by well intervention activities and facilities optimization works carried out in the Yin 1 well.

The Perico block is currently producing approximately 3,000 bopd gross, or 1,500 bopd net from the Jandaya, Tui and Yin fields, before considering the Government’s production share.

The Government’s production share varies with oil prices and is approximately 30-40% considering an Oriente crude oil price of $70-100 per bbl.

Espejo block

Drilled the Pashuri 1 exploration well that reached total depth in October 2022. Preliminary logging information and other relevant data indicated the presence of hydrocarbons in the M1 and U sandstones in the Napo formation. Completion activities currently underway with production tests to initiate by end-October 2022.

OTHER NEWS

Reporting Date, Conference Call & Webcast for 3Q2022 financial results, and Work Program and Investment Guidelines for 2023

GeoPark will report its 3Q2022 financial results on Wednesday, November 9, 2022, after the market close.

In conjunction with the 3Q2022 results press release, GeoPark management will host a conference call on November 10, 2022, at 10:00 am (Eastern Daylight Time) to discuss the 3Q2022 financial results, and the Work Program and Investment Guidelines for 2023.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/960192027

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 844-200-6205

International Participants: +1 929-526-1599

Passcode: 648171

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Certain amounts included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief, or current expectations, regarding various matters, including expected future financial performance and free cash flow generation, expected production growth, drilling activities, demand for oil and gas, oil and gas prices, our work program and investment guidelines, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: October 20, 2022